SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

METALLA ROYALTY & STREAMING LTD.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

59124U100

(CUSIP Number)

September 30, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59124U100	SCHEDULE 13G	Page 2 of 10

1	NAME OF REPORTING PERSON Beedie Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,224,152
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,224,152
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,224,152
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.19%*
12	TYPE OF REPORTING PERSON OO

*	Percentage ownership is based upon 42,843,520 common shares of the Issuer issued and outstanding as of June 30, 2021, as reported in the Issuer’s current report on Form 6-K as filed with the Securities and Exchange Commission on August 13, 2021.

CUSIP No. 59124U100	SCHEDULE 13G	Page 3 of 10

1	NAME OF REPORTING PERSON Beedie Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,224,152
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,224,152
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,224,152
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.19%*
12	TYPE OF REPORTING PERSON HC

*	Percentage ownership is based upon 42,843,520 common shares of the Issuer issued and outstanding as of June 30, 2021, as reported in the Issuer’s current report on Form 6-K as filed with the Securities and Exchange Commission on August 13, 2021.

CUSIP No. 59124U100	SCHEDULE 13G	Page 4 of 10

1	NAME OF REPORTING PERSON Beedie (2020) Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,224,152
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,224,152
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,224,152
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.19%*
12	TYPE OF REPORTING PERSON HC

*	Percentage ownership is based upon 42,843,520 common shares of the Issuer issued and outstanding as of June 30, 2021, as reported in the Issuer’s current report on Form 6-K as filed with the Securities and Exchange Commission on August 13, 2021.

CUSIP No. 59124U100	SCHEDULE 13G	Page 5 of 10

1	NAME OF REPORTING PERSON BIV Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,224,152
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,224,152
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,224,152
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.19%*
12	TYPE OF REPORTING PERSON OO

*	Percentage ownership is based upon 42,843,520 common shares of the Issuer issued and outstanding as of June 30, 2021, as reported in the Issuer’s current report on Form 6-K as filed with the Securities and Exchange Commission on August 13, 2021.

CUSIP No. 59124U100	SCHEDULE 13G	Page 6 of 10

1	NAME OF REPORTING PERSON 4358 Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,224,152
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,224,152
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,224,152
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.19%*
12	TYPE OF REPORTING PERSON HC

*	Percentage ownership is based upon 42,843,520 common shares of the Issuer issued and outstanding as of June 30, 2021, as reported in the Issuer’s current report on Form 6-K as filed with the Securities and Exchange Commission on August 13, 2021.

CUSIP No. 59124U100	SCHEDULE 13G	Page 7 of 10

1	NAME OF REPORTING PERSON Ryan Beedie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,224,152
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,224,152
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,224,152
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.19%*
12	TYPE OF REPORTING PERSON IN

*	Percentage ownership is based upon 42,843,520 common shares of the Issuer issued and outstanding as of June 30, 2021, as reported in the Issuer’s current report on Form 6-K as filed with the Securities and Exchange Commission on August 13, 2021.

CUSIP No. 59124U100	SCHEDULE 13G	Page 8 of 10

Item 1(a).	Name of Issuer

Metalla Royalty & Streaming Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

543 Granville Street, Suite 501 Vancouver, British Columbia V6C 1X8

Item 2(a).	Name of Person Filing

This Schedule 13G is being jointly filed by:

(1)	BIV Holdings Ltd., a British Columbia, Canada corporation (“BIV”), which is a direct beneficial owner of the common shares, no par value of the Issuer (the “Common Shares”);

(2)	Beedie Investments Limited, a British Columbia, Canada corporation (“BIL”), which 100% owns and controls BIV and is a direct beneficial owner of the common shares, no par value of the Issuer (the “Common Shares”);

(3)	Beedie Holdings Limited, a British Columbia, Canada corporation (“BHL”), which 100% owns and controls BIL;

(4)	Beedie (2020) Family Trust (the “Trust”), a Canadian Resident Trust, which 100% owns and controls BHL;

(5)	4358 Investments Limited, a British Columbia, Canada corporation (“4358”), which is the Trustee and has sole control of the Trust; and

(6)	Ryan Beedie, an individual Canadian citizen, who 100% owns and controls 4358 (collectively, with BIV, BIL, BHL, the Trust and 4358, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each of the Reporting Persons is 1111 West Georgia Street, Suite 1730, Vancouver, British Columbia V6E 4M3 Canada.

Item 2(c).	Citizenship

Item 2(a) is incorporated by reference.

Item 2(d).	Title of Class of Securities

Common shares, no par value

Item 2(e).	CUSIP Number

59124U100

CUSIP No. 59124U100	SCHEDULE 13G	Page 9 of 10

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

With respect to the beneficial ownership of the Reporting Person, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 59124U100	SCHEDULE 13G	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2021

Beedie Investments Limited

/s/ Ryan Beedie
Ryan Beedie
President

Beedie Holdings Limited

/s/ Ryan Beedie
Ryan Beedie
President

Beedie (2020) Family Trust

/s/ Ryan Beedie
Ryan Beedie
President

BIV Holdings Limited

/s/ Ryan Beedie
Ryan Beedie
President

4358 Investments Limited

/s/ Ryan Beedie
Ryan Beedie
President

Ryan Beedie

/s/ Ryan Beedie
Ryan Beedie
President